November 7, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Michael Clampitt, Senior Staff Attorney

Re:	Post-Effective Amendment No. 7 to Registration Statement on Form SB-2 on Form S-1/A (File No. 333-135330) KH Funding Company Request for Acceleration of Effective Date
Ladies and Gentlemen:

KH Funding Company (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement, as amended, to 12:00 p.m. on Monday, November 10, 2008 or as soon thereafter as is practicable. Any changes to the schedule for the effective date may be communicated through our counsel, Andrew D. Bulgin, Esquire, of Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC, The Garrett Building, 233 East Redwood Street, Baltimore, Maryland 21202-3332, at (410) 576-4280 (voice) or (410) 576-4196 (facsimile).

This request supersedes the request for acceleration that was transmitted on October 31, 2008.

The Company hereby acknowledges that:

•	should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	the Company may not assert this action as defense in any proceeding initiating by the Commission or any person under the federal securities laws of the United States.

KH Funding Company

By:	/s/ Robert L. Harris
Robert L. Harris
President